Exhibit 4.1

                           IBIZ TECHNOLOGY CORPORATION

                            2005 STOCK INCENTIVE PLAN

                                   ARTICLE I.

                        PURPOSE AND ADOPTION OF THE PLAN

      1.1. Purpose. The purpose of the IBIZ Technology Corporation 2005 Stock Incentive Plan (hereinafter referred to as the "Plan") is to assist in attracting, retaining and compensating highly competent key employees, non-employee directors and consultants and to act as an incentive in motivating selected key employees, non-employee directors and consultants of IBIZ Technology Corporation to achieve long-term corporate objectives, as well as to reduce debts of the Company through the issuance of Common Stock rather than the payment of cash.

      1.2.  Adoption  and  Term.  The  Plan has been  approved  by the  Board of
Directors (hereinafter referred to as the "Board") of IBIZ Technology Corporation (hereinafter referred to as the "Company"), effective as of June 13, 2005. The Plan shall remain in effect until terminated by action of the Board.

                                   ARTICLE II.

                                     SHARES

      2.1. Number of Shares Issuable. The total number of shares initially authorized to be issued under the Plan shall be 441,710,438 shares of common stock of the Company, par value $0.001 per share ("Common Stock").

                                  ARTICLE III.

                                  PARTICIPATION

      3.1. Eligible Participants. Participants in the Plan shall be such key employees, consultants, and non-employee directors of the Company as the Board, in its sole discretion, may designate from time to time. The Board's issuance of Common Stock to a participant in any year shall not require the Board to designate such person to receive Common Stock in any other year. The Board shall consider such factors as it deems pertinent in selecting participants and in determining the amount of Common Stock to be issued.